

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2026

William A. Ulrich
Chief Executive Officer
Presidio Production Company
500 W. 7th Street, Suite 1500
Fort Worth, TX 76102

  Re: Presidio Production Company
    Registration Statement on Form S-1
    Filed March 16, 2026
    File No. 333-294316

Dear William A. Ulrich:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown at 202-551-3905 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: John Stribling